UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

First Community Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

319835104

(CUSIP Number)

January 3, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No 319835104	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sagus Financial Fund, LP (26-1413632)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 170,071
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 170,071
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,071
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instruction) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12.	TYPE OF REPORTING PERSON (See Instructions) PN

Schedule 13G

CUSIP No 319835104	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Sagus Partners, LLC (26-1380469)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 170,071
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 170,071
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,071
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instruction) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

Schedule 13G

CUSIP No 319835104	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Bankers Capital Group, LLC (58-2643423)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 170,071
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 170,071
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,071
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instruction) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

Schedule 13G

CUSIP No 319835104	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) David C. Brown
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 170,071
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 170,071
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,071
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instruction) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a).	Name of Issuer:

First Community Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5455 Sunset Boulevard, Lexington, SC 29072

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Sagus Financial Fund, LP, a Delaware limited partnership (“SFF”), Sagus Partners, LLC, a Georgia limited liability company and managing partner of SFF (“SP”), Bankers Capital Group, LLC, a Georgia limited liability company and 50% owner of SP (“BCG”), and David C. Brown, a resident of Georgia who is the 50% owner and manager of SP (Mr. Brown, with SFF, SP and BCG, the “Reporting Persons”). The reporting persons do not admit that they constitute a group. The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, beneficial owners of any securities covered by this statement.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The principal business office of each of the Reporting Persons is 3399 Peachtree Rd, Suite 1900, Atlanta, GA 30326.

Item 2(c).	Citizenship:

SFF is a Delaware limited partnership. SP is a Georgia limited liability company. BCG is a Georgia limited liability company. Mr. Brown is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

319835104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)        ☐          Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)        ☐          Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)        ☐          Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)        ☐          Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)        ☐          An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

(f)        ☐          An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g)        ☐          A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)        ☐          A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)        ☐         A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the   Investment Company Act of 1940 (15 U.S.C. 80a-3); or

(j)        ☐         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)         Amount Beneficially Owned: 170,071 shares

(b)         Percent of Class: 5.15%

(c)         Number of Shares as to which the Reporting Persons have:

(i)           Sole power to direct the vote: 170,071 shares

(ii)          Shared power to vote or direct the vote: 0

(iii)         Sole power to dispose or direct the disposition of: 170,071 shares

(iv)         Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2012	SAGUS FINANCIAL FUND, LP

	By:	/S/ SAGUS FINANCIAL FUND, LP
Name: SAGUS FINANCIAL FUND, LP

SAGUS PARTNERS, LLC

By:	/S/ SAGUS PARTNERS, LLC
Name: SAGUS PARTNERS, LLC

BANKERS CAPITAL GROUP, LLC

By:	/S/ J. DANIEL SPEIGHT, JR
Name: J. Daniel Speight, Jr
Title: Managing Principal

/ S/ DAVID C. BROWN
David C. Brown

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Fidelity Southern Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 3, 2012.

SAGUS FINANCIAL FUND, LP

By:	/S/ SAGUS FINANCIAL FUND, LP
Name: SAGUS FINANCIAL FUND, LP

SAGUS PARTNERS, LLC

By:	/S/ SAGUS PARTNERS, LLC
Name: SAGUS PARTNERS, LLC

BANKERS CAPITAL GROUP, LLC

By:	/S/ J. DANIEL SPEIGHT, JR.
Name: J. Daniel Speight, Jr.
Title: Managing Principal

/s/ David C. Brown
David C. Brown